                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934.

    For the fiscal year September 28, 2001.

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934.

     For the transition period from _________________ to _________________.


                          Commission file number 1-7598


                          VARIAN MEDICAL SYSTEMS, INC.
                                 RETIREMENT PLAN
                            (Full title of the plan)

                          VARIAN MEDICAL SYSTEMS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                                 3100 HANSEN WAY
                        PALO ALTO, CALIFORNIA 94304-1129
                    (Address of principal executive offices)

                           VARIAN MEDICAL SYSTEMS INC.
                                 RETIREMENT PLAN

                                      INDEX

Varian Medical Systems, Inc. Retirement Plan -- Pension Element: ............1

    Report of Independent Accountants........................................2

    Financial Statements.....................................................3

        Statements of Net Assets Available for Benefits......................3

        Statements of Changes in Net Assets Available for Benefits...........4

        Notes to Financial Statements........................................5

Varian Medical Systems, Inc. Retirement Plan -- Profit Sharing Element: ....13

    Report of Independent Accountants.......................................14

    Financial Statements....................................................15

        Statements of Net Assets Available for Benefits.....................15

        Statements of Changes in Net Assets Available for Benefits..........16

        Notes to Financial Statements.......................................17

Supplemental Schedule Furnished Pursuant to Requirements of the Employee
Retirement Income Security Act of 1974:.....................................25

      Schedule H, Item 4i:  Schedule of Assets Held for Investment Purposes
as of September 30, 2001 ...................................................25


VARIAN MEDICAL SYSTEMS, INC.
RETIREMENT PLAN -
PENSION ELEMENT
FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 AND 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Retirement Committee of Varian Medical Systems, Inc. Retirement Plan - Pension Element:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan - Pension Element (the "Pension Element") at September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Pension Element's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

San Jose, California
February 27, 2002

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                               SEPTEMBER 30,
                                                           ---------------------
                                                             2001         2000
                                                           --------     --------
                                                              (IN THOUSANDS)
Interest in the Varian Associates, Inc. Retirement
  and Profit Sharing Program Trust (Note 5)                $224,796     $300,345
                                                           --------     --------
Net assets available for benefits                          $224,796     $300,345
                                                           ========     ========



   The accompanying notes are an integral part of these financial statements.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                             FOR THE YEAR ENDED
                                                                 SEPTEMBER 30,
                                                           ------------------------
                                                             2001            2000
                                                           ---------      ---------
                                                               (IN THOUSANDS)
Additions to net assets attributed to:
  Interest in Varian Associates, Inc. Retirement
    and Profit Sharing Program Trust investment income     $      --      $  54,151
                                                           ---------      ---------
  Contributions:
    Participant                                                  270            318
    Employer                                                   4,643          4,760
                                                           ---------      ---------
      Total contributions                                      4,913          5,078
                                                           ---------      ---------
      Total additions                                          4,913         59,229
                                                           ---------      ---------
Deductions from net assets attributed to:
  Interest in Varian Associates, Inc. Retirement and
    Profit Sharing Program Trust investment loss              56,115             --
  Benefits paid to participants                               24,247         36,679
  Administrative expenses                                        100             27
                                                           ---------      ---------
      Total deductions                                        80,462         36,706
                                                           ---------      ---------
Net increase (decrease) in net assets prior to
  transfers to other plans                                   (75,549)        22,523

Transfers to other plans (Note 1)                                 --         (2,442)
                                                           ---------      ---------
Net increase (decrease) in net assets                        (75,549)        20,081

Net assets available for benefits:
  Beginning of year                                          300,345        280,264
                                                           ---------      ---------
  End of year                                              $ 224,796      $ 300,345
                                                           =========      =========

   The accompanying notes are an integral part of these financial statements.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan and the Summary Plan Description/Prospectus document for more detailed information.

   In November 1998, the Board of Directors of Varian Associates, Inc. approved a plan to reorganize into three publicly traded independent companies by spinning off two of its businesses to stockholders in a tax free distribution. On April 2, 1999, the distribution was consummated by spinning off the instruments business, which renamed itself Varian, Inc., and the semiconductor equipment business, which renamed itself Varian Semiconductor Equipment Associates, Inc. Varian Associates, Inc. renamed itself Varian Medical Systems, Inc. (the "Company"). The Plan remained with the Company. The employees of the other two companies had the following options with respect to their Plan balances: (i) transfer their entire Plan balance, including any loans, to the new company retirement plan; (ii) choose a distribution of their entire Plan balance and directly rollover the amount to an IRA or another employer's tax-qualified plan; (iii) choose a distribution of their entire Plan balance, or (iv) leave their account balance in the Plan. Transfers out the Plan have been shown on the statement of changes in net assets available for benefits as transfers to other plans.

   The Plan was established to provide benefits to those employees of the Company who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan
   - Pension Element (the "Pension Element") and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the "Profit Sharing Element"). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Contributions to the Pension Element can come from participant after-tax contributions, Company matching contributions, matching Employee Incentive Plan ("EIP") contributions and matching Management Incentive Plan ("MIP") contributions. Contributions to the Profit Sharing Element can come from participant before-tax contributions, EIP bonus allocations, MIP bonus allocations, retirement profit-sharing contributions and rollover contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

   FISCAL YEAR
   The Plan's fiscal year ends on the Friday closest to September 30. For presentation purposes, the financial statements are shown as ending September 30 although the fiscal years ended on September 28, 2001 and September 29, 2000, respectively.

   ADMINISTRATION
   The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company ("Fidelity") to maintain the Plan's individual participant accounts and with Fidelity Management Trust Company ("Fidelity Trust") to act as the custodian and trustee. The Company currently pays certain administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets. The Pension Element's investments, as well as the investments of the Profit Sharing Element, are maintained in the Varian Associates, Inc.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   Retirement and Profit Sharing Program Trust ("Master Trust"), a trust established pursuant to a trust agreement between the Company and Fidelity Trust.

   CONTRIBUTIONS AND PARTICIPANTS' ACCOUNTS
   Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus allocation paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. Effective October 2, 1999, new Plan participants must complete one year of service before making any after-tax contributions to the Plan.

   Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company's matching contribution is 100% of participants' before or after tax deposits, up to a maximum of 6% of participants' eligible base pay. Contributions for Company EIP matching contributions are 6% of participants' EIP allocations. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants' portions of the Company's retirement profit-sharing contributions are based on the percentages of their eligible base salary to the total eligible base pay for all participants during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made in fiscal year 2001 and 2000.

   Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Participants are immediately fully vested in their contributions and Company contributions.

   Contributions made to the Plan are allocated among twenty-two investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant's direction. Participants may transfer account balances and the investment of their future contributions among these funds.

   PARTICIPANT LOANS
   Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant's Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant's account and bear interest at a fixed rate of prime plus 1% at the date requested. The interest rates on loans outstanding at September 30, 2001 and 2000 range from 7.75% to 10.5% and 8.75% to 10.5%, respectively. Principal and interest is paid ratably through payroll deductions generally over five years. Upon employment termination, the entire loan balance becomes immediately due and payable.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   PAYMENT OF BENEFITS
   Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

   HARDSHIP DISTRIBUTIONS
   Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

   Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

   PLAN TERMINATION
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The financial statements of the Pension Element are prepared utilizing the accrual basis of accounting.

   USE OF ESTIMATES
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

   RISKS AND UNCERTAINTIES
   The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

   INVESTMENTS
   Investments of the Plan are held by Fidelity Trust and are invested in the investment options available in the Plan based solely upon instructions received from Plan participants.

   Investments of the Master Trust held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value,

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximate fair value. The Master Trust presents in its investment income
   (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

   PAYMENT OF BENEFITS
   Benefits are recorded when paid.

3. INCOME TAXES

   The Pension Element obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Pension Element design is in compliance with the applicable requirements of the Internal Revenue Code. The Pension Element has been subsequently amended; however, the Company believes that the Pension Element is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Master Trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Pension Element's financial statements.

   This letter supersedes the determination letter received in August 1996 in which the Internal Revenue Service stated the Pension Element design was in compliance with the applicable requirements of the Internal Revenue Code.

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                                             SEPTEMBER 30,
                                                                      -------------------------
                                                                        2001            2000
                                                                      --------        ---------
Net assets available for benefits per the financial statements        $224,796        $ 300,345
Amounts allocated to withdrawing participants                               --             (323)
                                                                      --------        ---------
Net assets available for benefits per the Form 5500                   $224,796        $ 300,022
                                                                      ========        =========


   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

                                                                         YEAR ENDED
                                                                        SEPTEMBER 30,
                                                                  ------------------------
                                                                    2001            2000
                                                                  --------         -------
Benefits paid to participants per the financial statements         $24,247         $36,679
Less:  Amounts allocated to withdrawing participants                  (323)            323
                                                                   -------         -------
Benefits paid to participants per the Form 5500                    $23,924         $37,002
                                                                   =======         =======


   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

5. INVESTMENT IN THE VARIAN ASSOCIATES, INC. RETIREMENT AND PROFIT SHARING PROGRAM TRUST

   The Pension Element's investments are in the Master Trust which was established for the investment of assets of the Pension Element and the Profit Sharing Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

   A summary of the net assets available for benefits of the Master Trust and significant Master Trust investments at September 30, 2001 and 2000 is as follows:

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           SEPTEMBER 30, 2001 AND 2000
                                 (IN THOUSANDS)

                                                         2001                                          2000
                                      -----------------------------------------       -----------------------------------------
                                       PENSION      PROFIT SHARING                     PENSION     PROFIT SHARING
                                       ELEMENT         ELEMENT          TOTAL          ELEMENT         ELEMENT          TOTAL
                                      ---------     --------------    ---------       ---------    --------------     ---------
Assets
Master Trust investments:
  Mutual funds                        $ 197,031       $ 228,301       $ 425,332       $ 274,336       $ 328,178       $ 602,514
  Money market funds                     26,465          28,974          55,439          25,220          26,085          51,305
  Stock fund                                822           1,355           2,177              --              --              --
  Participant loans                         140           2,273           2,413             184           2,715           2,899
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total Master Trust investments          224,458         260,903         485,361         299,740         356,978         656,718
                                      ---------       ---------       ---------       ---------       ---------       ---------
Receivables:
   Company contributions                    363            --               363             628              --             628
   Participant contributions                 10             592             602               9             626             635
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total receivables                           373             592             965             637             626           1,263
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total assets                            224,831         261,495         486,326         300,377         357,604         657,981
                                      ---------       ---------       ---------       ---------       ---------       ---------

Liabilities
   Accrued expenses                         (35)            (40)            (75)            (32)            (38)            (70)
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total liabilities                           (35)            (40)            (75)            (32)            (38)            (70)
                                      ---------       ---------       ---------       ---------       ---------       ---------
Net assets available for benefits     $ 224,796       $ 261,455       $ 486,251       $ 300,345       $ 357,566       $ 657,911
                                      =========       =========       =========       =========       =========       =========
Element's participating interest             46%             54%            100%             46%             54%            100%



VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   Investment income (loss) for the Master Trust is as follows (in thousands):

                                          FOR THE YEAR ENDED SEPTEMBER 30, 2001            FOR THE YEAR ENDED SEPTEMBER 30, 2000
                                      --------------------------------------------         --------------------------------------
                                      PENSION        PROFIT SHARING                        PENSION    PROFIT SHARING
                                      ELEMENT           ELEMENT            TOTAL           ELEMENT        ELEMENT         TOTAL
                                      --------       --------------      ---------         -------    --------------     --------
Net appreciation (depreciation) in
  fair value of investments:
     Mutual funds                     $(67,784)        $ (98,182)        $(165,966)        $40,328        $52,375        $ 92,703
     Stock fund                            147               182               329            --             --              --
                                      --------         ---------         ---------         -------        -------        --------
                                       (67,637)          (98,000)         (165,637)         40,328         52,375          92,703

Interest                                11,522            15,426            26,948          13,823         18,068          31,891
                                      --------         ---------         ---------         -------        -------        --------
   Total                              $(56,115)        $ (82,574)        $(138,689)        $54,151        $70,443        $124,594
                                      ========         =========         =========         =======        =======        ========


   Master Trust investments in excess of 5% of net assets were as follows (in thousands):

                                                     SEPTEMBER 30,
                                                ----------------------
                                                  2001          2000
                                                --------      --------
Fidelity Growth Company Fund                    $ 92,632      $220,568
Fidelity Growth and Income Portfolio              76,917       110,522
Fidelity Balanced Fund                            36,548        44,051
Fidelity Retirement Money Market Portfolio        55,439        51,305
Spartan U.S. Equity Index Portfolio               70,407       111,705
Interest Income Fund                             120,676       107,350


VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PENSION ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

6. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

   As allowed by the Plan, participants may elect to invest in the Varian Medical Systems Stock Fund. Investments in the Company's common stock at September 30, 2001 and 2000 consisted of 61,623 shares and zero shares, with fair market values of $809,000 and $0, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company's common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $13,000 and $0 at September 30, 2001 and 2000, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals and distributions.

   Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the years ended September 30, 2001 and 2000 were $98,000 and $16,000, respectively .

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
FINANCIAL STATEMENTS
SEPTEMBER 30, 2001 AND 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Retirement Committee of Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the "Profit Sharing Element") at September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Profit Sharing Element's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 27, 2002

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                                      SEPTEMBER 30,
                                                                  ----------------------
                                                                    2001          2000
                                                                  --------      --------
                                                                      (IN THOUSANDS)
Interest in the Varian Associates, Inc. Retirement and
  Profit Sharing Program Trust (Note 5)                           $261,455      $357,566
                                                                  --------      --------
Net assets available for  benefits                                $261,455      $357,566
                                                                  ========      ========



   The accompanying notes are an integral part of these financial statements.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                            FOR THE YEAR ENDED
                                                                SEPTEMBER 30,
                                                          -------------------------
                                                            2001             2000
                                                          ---------       ---------
                                                              (IN THOUSANDS)
Additions to net assets attributed to:
  Interest in Varian Associates, Inc. Retirement and
    Profit Sharing Program Trust investment income        $      --       $  70,443
                                                          ---------       ---------
  Contributions:
    Participant                                               8,289           7,488
    Employer                                                    335             889
                                                          ---------       ---------
      Total contributions                                     8,624           8,377
                                                          ---------       ---------
      Total additions                                         8,624          78,820
                                                          ---------       ---------
Deductions from net assets attributed to:
  Interest in Varian Associates, Inc. Retirement and
    Profit Sharing Program Trust investment loss             82,574              --
  Benefits paid to participants                              21,975          37,773
  Administrative expenses                                       186             171
                                                          ---------       ---------
      Total deductions                                      104,735          37,944
                                                          ---------       ---------
Net increase (decrease) in net assets prior
  to transfers to other plans                               (96,111)         40,876

Transfers to other plans (Note 1)                                --          (4,127)
                                                          ---------       ---------
Net increase (decrease) in net assets                       (96,111)         36,749

Net assets available for benefits:
  Beginning of year                                         357,566         320,817
                                                          ---------       ---------
  End of year                                             $ 261,455       $ 357,566
                                                          =========       =========


   The accompanying notes are an integral part of these financial statements.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following brief description of the Varian Medical Systems, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description/Prospectus for more detailed information.

   In November 1998, the Board of Directors of Varian Associates, Inc. approved a plan to reorganize into three publicly traded independent companies by spinning off two of its businesses to stockholders in a tax free distribution. On April 2, 1999, the distribution was consummated by spinning off the instruments business, which renamed itself Varian, Inc., and the semiconductor equipment business, which renamed itself Varian Semiconductor Equipment Associates, Inc. Varian Associates, Inc. renamed itself Varian Medical Systems, Inc. (the "Company"). The Plan remained with the Company. The employees of the other two companies had the following options with respect to their Plan balances: (i) transfer their entire Plan balance, including any loans, to the new company retirement plan; (ii) choose a distribution of their entire Plan balance and directly rollover the amount to an IRA or another employer's tax-qualified plan; (iii) choose a distribution of their entire Plan balance, or (iv) leave their account balance in the Plan. Transfer out of the Plan have been shown on the statement of changes in net assets available for benefits as transfers to other plans.

   The Plan was established to provide benefits to those employees of the Company who elect to participate. The Plan consists of two distinct defined contribution plan elements, the Varian Medical Systems, Inc. Retirement Plan
   - Pension Element (the "Pension Element") and the Varian Medical Systems, Inc. Retirement Plan - Profit Sharing Element (the "Profit Sharing Element"). The Plan is intended to comply with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Contributions to the Pension Element can come from participant after-tax contributions, Company matching contributions, matching Employee Incentive Plan ("EIP") contributions and matching Management Incentive Plan ("MIP") contributions. Contributions to the Profit Sharing Element can come from participant before-tax contributions, EIP bonus allocations, MIP bonus allocations, retirement profit-sharing contributions and rollover contributions. Employees are eligible to join the Plan immediately after they are hired by the Company.

   FISCAL YEAR
   The Plan's fiscal year ends on the Friday closest to September 30. For presentation purposes, the financial statements are shown as ending September 30 although the fiscal years ended on September 28, 2001 and September 29, 2000, respectively.

   ADMINISTRATION
   The Company is the designated administrator of the Plan. The Company has contracted with Fidelity Institutional Retirement Services Company ("Fidelity") to maintain the Plan's individual participant accounts and with Fidelity Management Trust Company ("Fidelity Trust") to act as the custodian and trustee. The Company currently pays certain administrative expenses on behalf of the Plan, except for loan fees paid by Plan participants who elect to receive a Plan loan. Brokerage commissions and other charges incurred in connection with

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   investment transactions are paid from Plan assets. The Profit Sharing Element's investments, as well as the investments of the Pension Element, are maintained in the Varian Associates, Inc. Retirement and Profit Sharing Program Trust ("Master Trust"), a trust established pursuant to a trust agreement between the Company and Fidelity Trust.

   CONTRIBUTIONS AND PARTICIPANTS' ACCOUNTS
   Participants in the Plan may make a minimum contribution of 1% of their base pay (as defined) up to a maximum of 15% of their base pay, subject to statutory annual limitations. Employees of the Company may elect to have their EIP bonus allocation paid out in cash or deposited directly to their Plan accounts in 10% increments, subject to statutory annual limitations. All participant contributions may be made on either a before-tax or after-tax basis and are subject to statutory annual limitations and Plan rules. Effective October 2, 1999, new Plan participants must complete one year of service before making any after-tax contributions to the Plan.

   Upon completion of one year of service with the Company, participants are entitled to receive Company contributions. The Company's matching contribution is 100% of participants' before or after-tax deposits, up to a maximum of 6% of participants' eligible base pay. The Company may make a discretionary retirement profit-sharing contribution to the Profit Sharing Element for participants who have completed one year of service and were employed on the last day of the fiscal year or died during the fiscal year. Participants' portions of the Company's retirement profit sharing contribution are based on the percentages of their eligible base salary to the total eligible base pay for all employees during the Profit Sharing Element year. No discretionary Company retirement profit-sharing contributions were made in fiscal year 2001 and 2000.

   Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Participants are immediately fully vested in their contributions and Company contributions.

   Contributions made to the Plan are allocated among twenty-two investment funds, including the Varian Medical Systems Stock Fund, offered by the Plan in 1% increments according to the participant's direction. Participants may transfer account balances and the investment of their future contributions among these funds.

   PARTICIPANT LOANS
   Loans are available to participants who are either active employees or on a leave of absence. Participants are eligible to request a loan from the Plan ranging from $1,000 to the lesser of 50% of the participant's Plan assets or $50,000. Loan balances are also subject to certain other limitations as provided by the Plan. Loan balances are collateralized by the balance in the participant's account and bear interest at a fixed rate of prime plus 1% at the date requested. The interest rates on loans outstanding at September 30, 2001 and 2000 range from 7.75% to

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   10.5% and 8.75% to 10.5%, respectively. Principal and interest is paid ratably through payroll deductions generally over five years. Upon employment termination, the entire loan balance becomes immediately due and payable.

   PAYMENT OF BENEFITS
   Upon termination of service on account of death, disability or retirement, a participant or beneficiary may elect to receive either a lump sum amount equal to the value of their account or annual installments over a period of years.

   HARDSHIP DISTRIBUTIONS
   Participants are allowed to withdraw funds from the Profit Sharing Element in case of hardship. Withdrawals may be made no more than once a month and must be at least $500 (or such lesser amount as is available for withdrawal).

   Withdrawals are subject to restrictions as to amount, frequency and intended use of the proceeds. The normal form of payment is cash.

   PLAN TERMINATION
   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING
   The financial statements of the Profit Sharing Element are prepared utilizing the accrual basis of accounting.

   USE OF ESTIMATES
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Such estimates include those regarding fair value. Actual results may differ from those estimates.

   RISKS AND UNCERTAINTIES
   The Plan provides participants with various investment options in mutual funds which are invested in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

   INVESTMENTS
   Investments of the Plan are held by Fidelity Trust and are invested in the investment options

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   available in the Plan based solely upon instructions received from Plan participants.

   Investments of the Master Trust held in money market and mutual funds are valued at fair value as determined by quoted market prices. Investments of the Master Trust held in the Interest Income Fund and the Varian Medical Systems Stock Fund are stated at net asset value, as determined by the investment manager, based on the fair value of the underlying securities. The carrying amounts of the investments approximate fair value. Purchases and sales of securities held in the Master Trust are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair value. The Master Trust presents in its investment income (loss) the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

   PAYMENT OF BENEFITS
   Benefits are recorded when paid.

3. INCOME TAXES

   The Profit Sharing Element obtained its current determination letter on December 4, 2001, in which the Internal Revenue Service stated that the Profit Sharing Element design is in compliance with the applicable requirements of the Internal Revenue Code. The Profit Sharing Element has been subsequently amended; however, the Company believes that the Profit Sharing Element is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Master Trust, which forms a part of the Plan, is exempt from tax. Therefore, no provision for income taxes has been included in the Profit Sharing Element's financial statements.

   This letter supersedes the determination letter received in August 1996 in which the Internal Revenue Service stated that the Profit Sharing Element design was in compliance with the applicable requirements of the Internal Revenue Code.

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

                                                                         SEPTEMBER 30,
                                                                    -----------------------
                                                                      2001          2000
                                                                    --------       --------
Net assets available for benefits per the financial statements      $261,455       $357,566
Amounts allocated to withdrawing participants                             --           (447)
                                                                    --------       --------
Net assets available for benefits per the Form 5500                 $261,455       $357,119
                                                                    ========       ========


VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

                                                                     YEAR ENDED
                                                                    SEPTEMBER 30,
                                                                 ---------------------
                                                                  2001          2000
                                                                 -------       -------
Benefits paid to participants per the financial statements       $21,975       $37,773
Less:  Amounts allocated to withdrawing participants                (447)          447
                                                                 -------       -------
Benefits paid to participants per the Form 5500                  $21,528       $38,220
                                                                 =======       =======



   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.

VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

5. INVESTMENT IN THE VARIAN ASSOCIATES, INC. RETIREMENT AND PROFIT SHARING PROGRAM TRUST

   The Profit Sharing Element's investments are in the Master Trust which was established for the investment of assets of the Profit Sharing Element and the Pension Element. Each participating element has a specific interest in the Master Trust. Investment income and administrative expenses relating to the Master Trust are allocated to the individual elements based upon participant balances.

   A summary of the net assets available for benefits of the Master Trust and significant Master Trust investments at September 30, 2001 and 2000 is as follows:

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           SEPTEMBER 30, 2001 AND 2000
                                 (IN THOUSANDS)

                                                         2001                                          2000
                                      -----------------------------------------       -----------------------------------------
                                       PENSION      PROFIT SHARING                     PENSION     PROFIT SHARING
                                       ELEMENT         ELEMENT          TOTAL          ELEMENT         ELEMENT          TOTAL
                                      ---------     --------------    ---------       ---------    --------------     ---------
Assets
Master Trust investments:
  Mutual funds                        $ 197,031       $ 228,301       $ 425,332       $ 274,336       $ 328,178       $ 602,514
  Money market funds                     26,465          28,974          55,439          25,220          26,085          51,305
  Stock fund                                822           1,355           2,177              --              --              --
  Participant loans                         140           2,273           2,413             184           2,715           2,899
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total Master Trust investments          224,458         260,903         485,361         299,740         356,978         656,718
                                      ---------       ---------       ---------       ---------       ---------       ---------
Receivables:
   Company contributions                    363              --             363             628              --             628
   Participant contributions                 10             592             602               9             626             635
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total receivables                           373             592             965             637             626           1,263
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total assets                            224,831         261,495         486,326         300,377         357,604         657,981
                                      ---------       ---------       ---------       ---------       ---------       ---------
Liabilities
   Accrued expenses                         (35)            (40)            (75)            (32)            (38)            (70)
                                      ---------       ---------       ---------       ---------       ---------       ---------
Total liabilities                           (35)            (40)            (75)            (32)            (38)            (70)
                                      ---------       ---------       ---------       ---------       ---------       ---------
Net assets available for benefits     $ 224,796       $ 261,455       $ 486,251       $ 300,345       $ 357,566       $ 657,911
                                      =========       =========       =========       =========       =========       =========
Element's participating interest             46%             54%            100%             46%             54%            100%



VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN - PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
--------------------------------------------------------------------------------

   Investment income (loss) for the Master Trust is as follows (in thousands):


                                     FOR THE YEAR ENDED SEPTEMBER 30, 2001       FOR THE YEAR ENDED SEPTEMBER 30, 2000
                                     --------------------------------------      -------------------------------------
                                      PENSION    PROFIT SHARING                  PENSION    PROFIT SHARING
                                      ELEMENT       ELEMENT         TOTAL        ELEMENT       ELEMENT         TOTAL
                                     --------    --------------   ---------      -------    --------------    --------
Net appreciation (depreciation) in
  fair value of investments:
    Mutual funds                     $(67,784)     $ (98,182)     $(165,966)     $40,328       $52,375        $ 92,703
    Stock fund                            147            182            329           --            --              --
                                     --------      ---------      ---------      -------       -------        --------
                                      (67,637)       (98,000)      (165,637)      40,328        52,375          92,703

Interest                               11,522         15,426         26,948       13,823        18,068          31,891
                                     --------      ---------      ---------      -------       -------        --------
   Total                             $(56,115)     $ (82,574)     $(138,689)     $54,151       $70,443        $124,594
                                     ========      =========      =========      =======       =======        ========



   Master Trust investments in excess of 5% of net assets were as follows (in thousands):

                                                              SEPTEMBER 30,
                                                      ----------------------------
                                                        2001                2000
                                                      --------            --------
Fidelity Growth Company Fund                          $ 92,632            $220,568
Fidelity Growth and Income Portfolio                    76,917             110,522
Fidelity Balanced Fund                                  36,548              44,051
Fidelity Retirement Money Market Portfolio              55,439              51,305
Spartan U.S. Equity Index Portfolio                     70,407             111,705
Interest Income Fund                                   120,676             107,350


VARIAN MEDICAL SYSTEMS, INC. RETIREMENT PLAN -
PROFIT SHARING ELEMENT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

   As allowed by the Plan, participants may elect to invest in the Varian Medical Systems Stock Fund. Investments in the Company's common stock at September 30, 2001 and 2000 consisted of 101,557 shares and zero shares, with fair market values of $1,333,000 and $0, respectively. The Varian Medical Systems Stock Fund invests primarily in the Company's common stock. The remainder of the Varian Medical Systems Stock Fund, approximately $22,000 and $0 at September 30, 2001 and 2000, respectively, is invested in the Fidelity Institutional Cash Portfolio Money Market to allow for timely handling of exchanges, withdrawals, and distributions.

   Certain Master Trust investments are shares of mutual funds managed by an affiliate of Fidelity, and therefore these transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA. Administrative fees paid by the Plan to Fidelity for the year ended September 30, 2001 and 2000 were $183,000 and $157,000, respectively.

SCHEDULE OF ASSETS HELD FOR INVESTMENT - ATTACHMENT TO 2000 FORM 5000 SCHEDULE H
ITEM 4(i)

PLAN NAME: VARIAN ASSOC., INC RETIREMENT AND PROFIT SHARING PROGRAM TRUST PLAN NO. 003

PLAN SPONSOR: VARIAN MEDICAL SYSTEMS, INC.
EMPLOYER IDENTIFICATION NUMBER: 94-2359345

(a) (b) Identity of Issue        (c) Description of Investment                         (d) Cost **   (e)  Current Value
-------------------------         ----------------------------                         --------------------------------
  *  PIMCO TOT RETURN ADM                Mutual Fund                                                          7,274,851
  *  FKLN SMMIDCAP GRTH A                Mutual Fund                                                          1,253,723
  *  JANUS MERCURY FUND                  Mutual Fund                                                          1,280,457
  *  JANUS OVERSEAS                      Mutual Fund                                                            845,272
  *  NB GENESIS TRUST                    Mutual Fund                                                          4,034,012
  *  INTEREST INCOME FUND                Mutual Fund                                                        120,676,918
  *  VMS COMPANY STOCK                   Employer Stock                                                       2,176,843
  *  FIDELITY PURITAN                    Mutual Fund                                                          3,766,129
  *  FIDELITY EQUITY INC                 Mutual Fund                                                          1,479,762
  *  FIDELITY GROWTH CO                  Mutual Fund                                                         92,632,400
  *  FIDELITY GROWTH & INC               Mutual Fund                                                         76,917,104
  *  FIDELITY BALANCED                   Mutual Fund                                                         36,548,281
  *  FIDELITY BLUE CHIP                  Mutual Fund                                                            848,654
  *  FIDELITY WORLDWIDE                  Mutual Fund                                                          3,305,020
  *  FIDELITY DIVERS INTL                Mutual Fund                                                            846,551
  *  FID FREEDOM INCOME                  Mutual Fund                                                            607,633
  *  FID FREEDOM 2010                    Mutual Fund                                                          1,077,403
  *  FID FREEDOM 2020                    Mutual Fund                                                            926,484
  *  FID FREEDOM 2030                    Mutual Fund                                                            489,232
  *  FID FREEDOM 2040                    Mutual Fund                                                            114,453
  *  FIDELITY RETIRE MMKT                Mutual Fund                                                         55,439,362
  *  SPARTAN US EQ INDEX                 Mutual Fund                                                         70,406,663
  *  PARTICIPANT LOANS                   Maturity dates of up to 5 years; interest                            2,413,701
                                         rates range from 7.75% to 10.5%;
                                         collateralized by participants' account
                                         balances

                                                                                        Total:              485,360,995


     * Party-in-interest transactions for which statutory exemptions exist.

     ** All investments are participant-directed; therefore, disclosure of cost is not required.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                      VARIAN MEDICAL SYSTEMS INC.
                                      RETIREMENT PLAN



                                      By: Varian Medical Systems, Inc.



                                      By: /s/ John E. McCarthy
                                          --------------------------------------
                                          John E. McCarthy
                                          Vice President, Human Resources

Date: March 22, 2002

                                  EXHIBIT INDEX

Number                              Description
------                              -----------
 23.1                               Consent of Independent Accountants.

 23.2                               Consent of Independent Accountants.

